UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 71552 / February 13, 2014

Admin. Proc. File No. 3-15453

In the Matter of

CHINA CABLECOM HOLDINGS LTD.
   (n/k/a CHINA CABLECOM LTD.)

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by China Cablecom Holdings Ltd. (n/k/a China Cablecom Ltd.) and the Commission has not chosen to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to China Cablecom Holdings Ltd. (n/k/a China Cablecom Ltd.). The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Cablecom Holdings Ltd. (n/k/a China Cablecom Ltd.) is revoked.

        For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

                                        Elizabeth M. Murphy
                                        Secretary

_____

[1]   17 C.F.R. ' 201.360(d).

[2]   *China Cablecom Holdings, Ltd. (n/k/a China Cablecom Ltd.),* Initial Decision Rel. No. 545 (Jan. 3, 2014), 107 SEC Docket 19, 2014 WL 27505. The stock symbol and Central Index Key number of China Cablecom Holdings, Ltd. (n/k/a China Cablecom Ltd.) are CABLF and 1416569.

INITIAL DECISION RELEASE NO. 545
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15453

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of CHINA CABLECOM HOLDINGS LTD. (n/k/a CHINA CABLECOM LTD.)	INITIAL DECISION January 3, 2014

APPEARANCES: David S. Frye and Alfred Day, Division of Enforcement, Securities and Exchange Commission

Eugene R. Licker and John A. Piskora on behalf of China Cablecom Holdings, Ltd.

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on September 5, 2013, alleging that China Cablecom Holdings Ltd. (n/k/a China Cablecom Ltd.) (China Cablecom) has securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and has not filed required periodic reports. China Cablecom was incorporated in the British Virgin Islands and its previous principal executive office was in Shanghai, People's Republic of China (PRC). As a foreign private issuer, China Cablecom is required to file annual, but not quarterly, reports. See Exchange Act Section 13a, Exchange Act Rule 13a-1; Division of Enforcement's (Division) Motion for Summary Disposition (Motion) at 6 n.3. An Initial Decision is due no later than January 8, 2014.

The OIP alleged that China Cablecom had not made any periodic filings since it filed a Form 20-F for the period ended December 31, 2010. China Cablecom filed an Answer to the OIP on October 7, 2013, and prehearing conferences were held on October 7 and December 6, 2013. China Cablecom, which had not filed required annual reports with the Commission for two years when the Commission issued the OIP, filed Forms 20-F for the period ending December 31, 2011, on October 2, 2013, and for the period ending December 31, 2012, on December 5, 2013. Tr. 19.[1] The Division's position is that, despite the recent filings, the

[1] Citation is to the prehearing conference transcripts.

registration of China Cablecom's securities should be revoked because China Cablecom was delinquent in its filing obligations for two years, citing Commission precedent, including Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488. Tr. 19-20. China Cablecom acknowledged the case precedent referred to by the Division, but insisted that its factual situation is unique because actions of the Chinese government shut down China Cablecom's joint venture operations with provincial governments in China, and China Cablecom wants to find a domestic investment for its funds. Tr. 21-24.

At my request, the Division filed a Motion for Summary Disposition and Brief in Support (Motion) on December 13, 2013. See 17 C.F.R. § 201.250(a); AMS Homecare, Inc., Exchange Act Release No. 68506 (Dec. 20, 2012), 105 SEC Docket 62179, 62182. The Motion includes a Declaration of David S. Frye (Frye) with eight exhibits:

Exhibit 1: first page of China Cablecom's Form 8-A12G July 28, 2011, filing;

Exhibit 2: a printout from www.otcquote.com showing the trading status of China Cablecom's shares on August 27, 2013;

Exhibit 3: the first page of China Cablecom's Form 12b-25 May 17, 2012, filing;

Exhibit 4: a delinquency letter from the Commission's Division of Corporation Finance (Corp. Fin.) to China Cablecom dated April 11, 2013,[2] for which an international registered mail envelope shows attempted delivery, and Frye's search of online tracking information shows attempted delivery on May 7, 2013;

Exhibit 5: an EDGAR list of China Cablecom's filings through December 12, 2013;

Exhibit 6: transcript of October 7, 2013, prehearing conference;

Exhibit 7: portions of China Cablecom's Form 20-F filing of December 5, 2013; and

Exhibit 8: Order of Suspension of Trading in China Cablecom Holdings Ltd., Exchange Act Release No. 70324, Commission File No. 500-1 (Sept. 5, 2013).

China Cablecom filed an Opposition to the Motion (Opposition) on December 20, 2013, and the Declaration of Kerry Propper (Propper) with Exhibit A, excerpts from China Cablecom's Form 20-F filing for fiscal year 2012.

On December 27, 2013, the Division filed a Reply Brief in Support of the Motion (Reply Brief), and the Supplemental Declaration of David S. Frye (Supplemental Declaration) with Exhibit 9, a printout from Bloomberg showing the weekly trading volume in China Cablecom

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[2] Neither the address on the delinquency letter nor the address on the delinquency letter's envelope includes the city Shanghai, which appears in the address on China Cablecom's Form 12b-25, Notice of Inability to File Form 20-F, filed on May 17, 2012. The map, however, showing the tracking information shows attempted delivery of the delinquency letter in Shanghai. Motion, Exhibit 4.

shares from May 4, 2012, through the week ended September 6, 2013, and Exhibit 10, printouts from the website of Chardan Capital Markets (Chardan) on December 27, 2013.

I take official notice of China Cablecom's filings with the Commission that are publicly available on the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database. See 17 C.F.R. § 201.323. I admit into evidence the materials attached to the Motion, Opposition, and Reply Brief. See 17 C.F.R. §§ 201.320.

Facts and Positions of the Parties

The Division's Motion

Corp. Fin. did not find any material deficiencies in China Cablecom's Forms 20-F for 2011 and 2012. Motion at 3 n.2. The Division's strongly held position is that an Exchange Act Section "12(j) proceeding is not an invitation for delinquent filers to catch up; it is a remedial action to protect investors from conduct that strikes at the very core of investor protection – failure to make full and accurate disclosure." Id. at 7.

The Division cites case law for the proposition that summary judgment is appropriate where, as here, there is no dispute that the registrant has failed to comply with Section 13(a) of the Exchange Act, and that the Commission has recognized that periodic reports are the primary tool(s) to be used to protect investors. Id. at 3-6; see e.g., Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 441. The Division cites several Initial Decisions where registrations were ordered revoked when an issuer brought itself into compliance after an OIP was issued. Motion at 7-8; see Law Enforcement Assoc. Corp., Initial Decision Release No. 487 (May 15, 2013), 106 SEC Docket 68182[3]; Medis Tech. Ltd., Initial Decision Release No. 488 (May 22, 2013). The Division also notes several revocations where the delinquencies were shorter than China Cablecom's two years of missing annual reports. Motion at 8.

The Division notes that the Commission has held what it refers to as the Gateway factors applicable to determining what actions Exchange Act Section 12(j) allows as necessary or appropriate for the protection of investors where there has been a failure to file required periodic reports. Motion at 6-7; Gateway, 88 SEC Docket at 439; see also Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979). These factors are: (1) the seriousness of the violations; (2) their recurrent or isolated nature; (3) the degree of culpability; (4) the extent of the issuer's efforts to remedy past violations and ensure future compliance; and (5) the credibility of the issuer's assurances, if any, against future violations. Gateway, 88 SEC Docket at 439

The Division supports its position that China Cablecom's failure was serious and egregious by citing Impax Laboratories, Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252, where the failure to provide accurate, complete, and timely financial

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[3] A determination was made that the issuer was unlikely to avoid future violations because it lacked financial resources. Law Enforcement Assoc. Corp., 106 SEC Docket at 68186.

information was deemed serious, and the Commission viewed the facts and circumstances of Impax Laboratories, Inc.'s (Impax) "recurrent failure to file periodic reports as so serious that only a strongly compelling showing with respect to the other factors we consider would justify a lesser sanction than revocation."[4] Motion at 7.

As additional evidence of culpability, the Division points to China Cablecom's failure to file a required Notification of Late Filing on Form 12b-25 for its 2012 Form 20-F.[5] Id. at 8. The Division characterizes China Cablecom's failure to file two Forms 20-F and one Form 12b-25 as evidence of continuous and recurrent violations. The Division contends that China Cablecom is an active company with significant assets, and not an empty corporate shell. Id. at 9. It argues that China Cablecom procured $417,151 in cash from the sale of promissory notes in 2011, and had a net increase in cash of almost $9.5 million in 2012, thus it had the resources to complete the required Form 20-F filings, but chose not to do so. Id.

The Division does not consider it mitigating that the missing filings occurred "only" in two recent years. Motion at 10. It argues 2011 and 2012 "encompassed some of the most important events any company could ever experience" and investors were entitled to information about these events. Id. Similarly, the Division discounts China Cablecom's efforts to remedy its past violations as too little too late, and maintains that a proceeding pursuant to Exchange Act Section 12(j) is not intended to provide respondent with a 120-day extension to file delinquent reports, "though that is exactly what [China Cablecom] used this proceeding to do." Id. at 10-11. The Division does not find China Cablecom's assurances of future compliance credible since China Cablecom's Executive Chairman of the Board of Directors (Board), the General Manager and Chief Executive Officer, and the Chief Financial Officer, are unchanged since March 31, 2009. Id. at 11; Exhibit 7.

The Division concludes that revocation of China Cablecom's registered securities is the appropriate remedy based on the Gateway factors and that it would reinforce the crucial deterrent function of the delinquent filings program, citing Nature's Sunshine Products, Inc., 95 SEC Docket at 13488. Id. at 12.

China Cablecom's Opposition

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[4] Impax had failed to file two annual and six quarterly reports; it had made efforts to contact the Commission's Office of the Chief Accountant; its efforts to achieve compliance had been unsuccessful; it had repeatedly underestimated the amount of time it needed to become compliant; and its assurances against future violations were deemed not credible. Impax, 93 SEC Docket at 6250-54.

[5] China Cablecom believes it is understandable that an issuer who announced it could not file a Form 20-F for the period ended December 31, 2011, and who did not, in fact, file a Form 20-F for that year, would believe that another announcement in the succeeding year was not necessary. Opposition at 7.

China Cablecom characterizes the Division's position as monolithic, dogmatic, and unforgiving, where a failure to file even one required periodic report leads inexorably to the conclusion that the issuer's conduct was serious and egregious, its managers are culpable, and their protestations of having reformed are not to be credited. Opposition at 2. China Cablecom represents that it was formed in 2007, filed a Form S-4 on October 31, 2007, and made periodic filings through October 31, 2011, when it filed a Form 20-F for the fiscal year ended December 31, 2010. Id. at 3-4. On May 17, 2012, China Cablecom filed a Form 12b-25 giving notice of a delay in filing its Form 20-F for 2011, but it did not give notice of a delay in filing a Form 20-F for 2012. Id. China Cablecom filed Forms 20-F for 2011 and 2012 on October 2, 2013, and December 5, 2013, respectively. Id.

Prior to March 2012, China Cablecom distributed cable television services in three China provinces in partnership with local state-owned enterprise (SOE) to control the distribution of cable TV services in three provinces in China. Id. China Cablecom claims that "[t]hrough an intermediate entity, [it] made significant capital contributions to the joint ventures, which were funded primarily through the issuance of debt." Id. at 4. In late 2010 and 2011, two of the three provinces confiscated the cable assets held by the joint ventures. Id. China Cablecom has been able to recover about $59 million from the SOE in Hubei Province, and is negotiating the recovery of capital invested in the Shandong Province venture. Id.

China Cablecom represents that its securities were listed and traded on the NASDAQ Global Market beginning in June 2010, but were delisted on or about May 2011, and now trade on the over-the-counter market.[6] Id. at 4-5. China Cablecom currently has no operations, just over $10 million in cash, and total shareholder equity of just under $6 million. Id. at 5. Propper, the contact person shown on its most recent Form 20-F, is a United States citizen who intends to locate a productive use of the shareholders' investments outside of China. Id.

China Cablecom disputes the applicability of existing case law to its situation. It distinguishes itself from the respondent in Gateway claiming that, unlike that issuer, China Cablecom is not an operating company, but "at this point, a bank account." Id. at 6. China Cablecom argues that the only thing it could have reported to shareholders was that management was trying to "wrest the Company from the Chinese," and that after its marvelous success in doing so, it could only re-confirm that the money was still in the bank. Id. China Cablecom argues that it filed a Form 20-F when there was a need for transparency, i.e., it has cash and Propper is developing and executing an investment search. Id. at 6. On these facts, China Cablecom contends that the Commission could easily determine that its failure to file two annual reports was "not serious." Id. at 7.

China Cablecom maintains that it is a "question of fact" whether two missing Forms 20-F and one missing Form 12b-25 constitute isolated or recurrent violations, and nothing in the record supports a conclusion that the violations are likely to recur. Id. China Cablecom also

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[6] The OIP states that as of August 28, 2013, China Cablecom shares were quoted on OTC Link, had nine market makers, and were eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). OIP at 1.

contests the Division's claim of culpability based on noncompliance, and states that culpability is a question of fact. Id. at 7-9. China Cablecom points to Propper's Declaration, and represents that he acknowledges "his fiduciary responsibilities, and takes very seriously his obligations to the shareholders." Id. at 7-8.

China Cablecom insists that the Division is wrong that it filed the missing annual reports because the Division threatened to bring an action. Id. at 8. Rather, Propper is looking for another investment, which would necessitate China Cablecom to become current in its filings. Id. In addition, China Cablecom has had a change of management because while "as a formal matter the officers have not yet been replaced, as a matter of fact," Propper is now in charge, and how new management will affect future compliance is a matter of fact. Id.

Finally, China Cablecom argues that: (1) a developed factual record is required to determine whether any remedy is appropriate, or what an appropriate remedy should be; (2) deregistration of China Cablecom's securities would hurt shareholders; and (3) if any relief is granted, it should be a short suspension giving management time to locate an alternative investment. Id. at 8-10.

The Division's Reply Brief

The Division makes the following points in reply to the Opposition:

The Division believes it should be praised for forbearance in bringing this proceeding, not criticized for haste. Reply Brief at 2. China Cablecom had nearly sixteen months to cure its delinquencies before the Commission issued the OIP; moreover, if China Cablecom had maintained a current and accurate address on file with the Commission, it would have received the delinquency notice Corp. Fin. sent to it on April 7, 2013. Id. at 1-2. China Cablecom made no filings with the Commission between a Form 12b-25 on May 17, 2012, giving notice that it could not timely file its Form 20-F for the period ended December 31, 2011, and October 2, 2013, when it filed a Form 20-F for that period. Id. at 2. Between May 17, 2012, and October 2, 2013, China Cablecom did not proactively make any filings in EDGAR or contact Corp. Fin. to explain its delinquency. Id. at 2; Supplemental Declaration at 1.

The facts are contained in China Cablecom's filings with the Commission, and the filings in this proceeding that include China Cablecom's Answer to the OIP, and three Declarations with their attachments. Reply Brief at 3 n.1.

China Cablecom demonstrated a fundamental misunderstanding of the Commission's position, which assesses the seriousness of the allegations by looking at whether a filing was, or was not made, citing A-Power Energy Generation Systems, Ltd., Exchange Act Release No. 69439 (Apr. 24, 2013), 106 SEC Docket 66970. Id. at 3.

China Cablecom's last three annual reports were filed late. Id. at 3-4. Its Form 20-F for 2010 was filed twenty-eight days late; its Form 20-F for 2011 was filed over seventeen months late; and its Form 20-F for 2012 was filed over seven months late. Id. at 4.

By not filing required annual reports, China Cablecom failed to disclose that it was engaged in an effort to wrest control from "the Chinese": a transformative activity. Id. at 4.

China Cablecom is not, as it claims, a "dormant" company. Id. During the time it was delinquent in filing annual reports, trading in China Cablecom shares was as high as 303,003 shares in one week, exceeded 50,000 shares a week in twenty weeks, and had no trades in only two weeks. Id. at 4; Supplemental Declaration at 1-2, Exhibit 9.

Assuming that Propper will ensure China Cablecom's future compliance is suspect since Propper has been on China Cablecom's Board since 2007, and Propper's concern for ordinary shareholders is belied by the fact that on March 2, 2010, the Board implemented a 1:3 reverse stock split, followed by dramatic increases in the number of outstanding shares. Reply Brief at 5-6. Propper is the Chief Executive Officer and Co-Founder of Chardan, which describes itself as the leading global investment bank serving the micro, small, and mid-cap markets. Id. at 6 n.7; Supplemental Declaration at 2, Exhibit 10. Between April 2006 and October 2009, Chardan was the placement agent, management, or sole advisor, in five transactions related to China Cablecom totaling $167 million. Reply Brief at 6 n.7; Supplemental Declaration at 2-3, Exhibit 10.

The Division concludes:

Allowing [China Cablecom] to escape revocation would severely weaken the deterrent effect of the sanction, and would send the wrong message to delinquent issuers. It would tell issuers that even if you give the Commission a bad address, and fail to take proactive steps to contact the staff to explain and rectify your delinquency, you will still be able to escape revocation as long as you make your filings during the pendency of the administrative proceeding.

Reply Brief at 6.

Findings and Conclusions

The findings and conclusions herein are based on the entire record. I applied preponderance of the evidence as the standard of proof. See Steadman v. SEC, 450 U.S. 91, 102 (1981). I have considered and rejected all arguments and proposed findings and conclusions that are inconsistent with this Initial Decision.

Exchange Act Section 12(j) provides:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record and after opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder.

15 U.S.C. § 78*l*(j).

There was no in-person hearing in this proceeding because there are no disputed material facts. Moreover, China Cablecom did not request an in-person hearing. China Cablecom has never disputed that it has securities registered with the Commission pursuant to Section 12(g) of the Exchange Act or that, when the OIP was issued on September 5, 2013, China Cablecom had failed to file the Form 20-F annual reports, which are required of a foreign private issuer, for the years 2011 and 2012. Failure to file these reports is a violation of Exchange Act Section 13(a) and Exchange Act Rule 13a-1.

China Cablecom views the Division's position to be that failure to file one required report automatically results in revocation of the issuer's registration of securities. That may well be; however, that is not my understanding of the statute. The Division is absolutely correct that any failure to file a required periodic report is serious; yet, the statute does not make the consequences of such conduct automatic. Determining what is necessary or appropriate for the protection of investors when there has been a failure to comply with the statute and the corresponding regulations is determined by the facts of each situation and the prevailing case law. In this scenario, China Cablecom failed to file two years of required periodic reports: a smaller number of missing required reports than in most Exchange Act Section 12(j) proceedings. In addition, China Cablecom filed the two missing periodic reports before this proceeding was concluded, and Corp. Fin.'s review of the late filings did not uncover any material deficiencies, meaning China Cablecom's Forms 20-F for the periods ending December 31, 2011, and 2012, respectively, satisfy the Commission's filing requirements.

However, in considering the appropriate or required outcome for investors, my judgment is that these positive factors are outweighed by other facts. During 2011 and 2012, the period when China Cablecom did not file annual reports, its operations, financial status, and leadership underwent dramatic changes that would be of interest to a reasonable investor. For example, China Cablecom's Form 20-F for the year ended December 31, 2011, states:

> The accompanying financial statements have been prepared assuming the Company will continue as a going concern. . . . [T]he Company has incurred significant losses during 2011 and 2010, and has relied on owners' loan to fund their operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
>
> /s/ UHY Vocation HK CPA Limited
> UHY Vocation HK CPA Limited
> Certified Public Accountants
>
> Hong Kong, - 2 Oct 2013
> (THE PEOPLE'S REPUBLIC OF CHINA)

Form 20-F for Year Ended Dec. 31, 2011, at S-1.

According to China Cablecom's Form 20-F for the year ended December 31, 2012:

Prior to March 2012, we were a joint-venture provider of cable television services in the PRC, operating in partnership with a local state-owned enterprise authorized by the PRC,\ government to control the distribution of cable TV services ("SOE"). We acquired the networks we previously operated in Binzhou, Shandong Province in September 2007 and in Hubei Province in June 2008 by entering into a series of asset purchase and services agreements with companies organized by SOEs owned directly or indirectly by local branches of SARFT to serve as holding companies of the relevant businesses. Following the recent disposal of our interest in the Hubei network and suspension of operations in Binzhou, we are a dormant, non-operating company.

Form 20-F for Year Ended Dec. 31, 2012, at 17.

In addition, the 2012 Form 20-F disclosed the following events:

- On January 31, 2012, the Company issued 901,546 ordinary shares at a consideration of $114,163 to Platinum Partners Value Arbitrage Fund LP to raise fund [sic] for financing the operations of the Company. Mark Nordlicht, a member of our board of directors, is the Chief Executive Officer of Platinum Partners Value Arbitrage Fund LP.

- During the year ended December 31, 2012, the Company has a loan totally [sic] $1,322,090 advanced to Beijing Zhong You Xian Tong Information Technology Co. Ltd., which was unsecured, interest-free and repayable on December 31, 2014. Pu Yue, the Chief Executive Officer, is the owner and legal representative of Beijing Zhong You Xian Tong Information Technology Co. Ltd.

Id. at 29.

The "net losses attributable to China Cablecom Holdings Ltd." were $20,747,000 for 2011 and $5,989,000 for 2012. Id. at 6. On November 15, 2012, China Cablecom announced the immediate resignation of three China Cablecom Board members. Id. at 26. Also, "[A]s of December 31, 2012, the Company had cash and cash equivalents approximately [sic] $10 million available for investment and corporate overhead," and:

In March 2012, the Company reached an agreement with Hubei SOE to sell its economic interest in Hubei Chutian for a consideration of $59.4 million by installments. $59.1 million was paid by Hubei SOE in 2012 and the remains is expected [sic] to be paid in 2013. The Company is also seeking for a compensation [sic] from its Binzhou Broadcasting project which was suspended in 2011.

Id. at 20.

The information described above is just the tip of the iceberg as to what information a reasonable investor would find relevant in making an investment decision as to China Cablecom, and which China Cablecom avoided revealing in 2011 and 2012 by not timely filing the annual reports for those years.

China Cablecom has not made clear why it failed to file its 2011 and 2012 Forms 20-F on time, except for suggesting that it was better off delaying the filing of its reports until its turmoil operating in the PRC had settled:

> Now that the Company is armed with cash, and now that management (Mr. Propper) is developing and executing an investment search, there is indeed a benefit to transparency. It is not a coincidence, therefore, that the Company undertook to become current after it succeeded in wresting control of the Company, and some cash, from the Chinese.

Opposition at 6-7.

China Cablecom's Form 12b-25, filed on May 17, 2012, indicates: "The Form 20-F [for the year ended December 31, 2011] could not be filed within the prescribed time period due to the fact that the Company was unable to finalize its audited financial results as well as the disclosure requirements of Form 20-F without unreasonable expense or effort." Yet that statement is questionable given what is shown in the reports when they were finally filed and in the speed with which they were produced after this administrative proceeding began.

In this proceeding, China Cablecom emphasizes that new management will make sure that management is in compliance going forward. Opposition at 7-8. This position is unpersuasive because Propper, who "is now in charge" of the company, has been on China Cablecom's Board since 2007. Id. at 8; Form 20-F for Year Ended Dec. 31, 2012, at 26. Mark Nordlicht (Nordlicht), another American-based investor, has been on the Board since November 2010. Form 20-F for Year Ended Dec. 31, 2012, at 26. Both Propper and Nordlicht are experienced in financial matters. See id. at 24-25.

It is established that "[t]he reporting requirements of the [Exchange Act] is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities." SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). The situation here is a classic case where required periodic reports were not filed, thereby concealing material information from investors. The violations were serious because investors lacked information, including two years of audited financial statements, and there was a high degree of culpability because members of the Board were knowledgeable individuals. China Cablecom's late Form 20-F filings and Propper's stated intent to maximize shareholder value are laudatory measures but are not persuasive of future regulatory compliance. See e-Smart Tech., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 83 SEC Docket 3586, 3590-91 n.14; Gateway 88 SEC Docket at 439.

For the reasons stated, I conclude that it is both necessary and appropriate for the protection of investors to revoke the registration of China Cablecom's registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of China Cablecom Holdings Ltd. (n/k/a China Cablecom Ltd.) is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party. 17 C.F.R. § 201.360(b)(1).

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Brenda P. Murray
Chief Administrative Law Judge